Exhibit 4

FORM OF STOCK TRADING PLAN

Plan.  This Stock Trading Plan (the “Plan”) is being adopted by [Robert J.] [William S.] [John J.] Fisher, as trustee of the            Trust and as trustee of the         Trust (“Client”), to facilitate the sale of shares of the common stock (the “Shares”) of The Gap, Inc. (“Issuer”).

Purpose.  In order to diversify his investment portfolio, Client desires to sell the Shares.  To dispel any inference that Client is trading in the Shares on the basis of, while using, when in possession of, or when aware of material nonpublic information; or that the trades in the Shares evidence Client’s knowledge of material nonpublic information or information at variance with Issuer’s statements to investors; Client has determined to instruct BROKER (“Broker”) to sell a pre-determined amount of Shares pursuant to the formula described in Exhibit A and subject to the terms of this Plan.

Broker Representations.  Broker hereby represents, warrants and acknowledges that Broker:

1.                                       Will be able to competently perform all of the duties for Broker that are set forth in this Plan and also timely and accurately execute the transactions (including notifying Client as soon as practicable of any transaction by the end of the business day) contemplated by this Plan subject, however, to the extent any failures or delays in Broker’s performance are proximately caused by causes beyond Broker’s reasonable control and occurring without its fault or negligence or due to force majeure. The timing and manner of execution of any transaction under this Plan will be subject to principles of best execution (it being understood that such principles incorporate consideration of the speed, accuracy and efficiency of execution in addition to price).  Broker shall notify the Client and Issuer as soon as practicable if at some point in the future, and for any reason, Broker is unable to perform its obligations under the Plan.

Client Representations and Agreements.  Client hereby represents, warrants, acknowledges and agrees that:

1.                                       As of the date of adoption and approval of this Plan (which is the date that Client and Issuer have both signed this Plan on the signature page), Client is not aware of any material nonpublic information regarding Issuer or its securities and is not aware of any planned blackouts with respect to the Issuer’s pension plan(s) and is not subject to any legal, regulatory or contractual restriction or undertaking that would prevent Broker from acting upon the instructions set forth in this Plan and that by signing below, Client is also acknowledging his receipt of Issuer’s Rule 10b5-1 policy and his continuing obligation to fully comply with it, as it may be amended from time to time;

2.                                       Client is entering into this Plan in good faith and not as part of any scheme to evade the prohibitions of Rule 10b5-1 adopted under the Securities Exchange Act of 1934, as amended;

3.                                       Client has not entered into, and will not enter into, any corresponding or hedging transaction or position with respect to the Shares;

4.                                       Client confirms, if he is subject to Rule 144, that the sale of the Shares pursuant to the formula in Exhibit A will comply in all respects with Rule 144 under the Securities

Act of 1933 upon fulfillment of the procedures set forth under “Compliance Procedures” below;

5.                                       Client acknowledges that Broker may make a market in the Shares and will continue to engage in market-making activities while executing transactions on behalf of Client pursuant to the Plan and further acknowledges that Broker may not be able to effect a sale, as required by Exhibit A, due to a market disruption or material disruption in securities settlement, payment or clearance services or other event that could, in Broker’s judgment, impact offer, sales or delivery of the Shares or a legal, regulatory, or contractual restriction applicable to Broker, as determined by Broker in its sole discretion, and therefore such sale shall be effected as soon as practicable after the cessation or termination of such disruption, applicable restriction or other event;

6.                                       Client will not directly or indirectly seek to subsequently influence Broker with respect to this Plan and will not discuss with Broker the timing of the trading in the Shares on his behalf and that all communications between Client and Broker with respect to this Plan (or any matter related to this Plan) shall solely be in writing with Client contemporaneously providing a copy to Issuer;

7.                                       Client understands that no trade under this Plan will be executed until at least 60 days after the adoption of this Plan and that Client may revise this Plan only in writing upon the written consent of Broker, provided, however, that (i) Client, at the time of revision, must make the same representations specified in item 1 above, (ii) Client must submit the revised Plan to Issuer and obtain Issuer’s approval of the revised Plan (solely for confirming compliance with Issuer’s Rule 10b5-1 policy), (iii) such revised Plan will not be effective until 60 days after its approval by Issuer and (iv) this pre-amended Plan will continue to be in effect during such sixty day period; provided, however, that in no event may Client revise or otherwise alter this Plan if Client has received notice of the imposition of, or Client is otherwise aware of the actual or approximate beginning or ending dates of, any existing or impending “blackout period” pertaining to the Issuer’s securities in individual account plans maintained by the Issuer, as defined by Rule 100(b) of Regulation BTR issued by the SEC, and any amendments thereto;

8.                                       Client understands that Client may terminate this Plan at any time after proper written notice is provided to Broker and Issuer;

9.                                       The Shares to be sold under this Plan are currently eligible for sale under Rule 144 and that Issuer has timely made all required filings (as required under Rule 144(c)) so that Client and Broker, on his behalf, may lawfully execute sales of Shares under Rule 144;

10.                                 Client agrees not to take, and agrees to use his best efforts to cause any person or entity with which Client would be required to aggregate sales of Shares pursuant to paragraph (a)(2) or (e) of Rule 144 not to take, any action that would cause the sales hereunder not to meet all applicable requirements of Rule 144 (it being understood that the foregoing is not intended to prohibit sales of Issuer stock otherwise made in compliance with Rule 144 solely by reason of the fact that such sales would have the effect of decreasing the number of Shares which may be sold under this Plan in compliance with Rule 144(e));

11.                                 Client hereby grants Broker a power of attorney to complete and/or file on behalf of Client any required Forms 144;

12.                                 Client owns the Shares free and clear and the Shares are not subject to any lien, pledge, mortgage, security interest, encumbrance or other limitation on disposition, other than those imposed by Rule 144 under the Securities Act of 1933, as amended;

13.                                 Client agrees that Client shall not communicate any information relating to the Shares or the Issuer to any employee of BROKER or its affiliates who is directly involved in executing this Plan (it being understood that this is meant to refer to Broker’s PDP Administration Unit and Restricted Stock Group which currently include, among others,          ) while this Plan is in effect;

14.                                 Client agrees to notify Broker promptly if Client becomes aware of (i) a legal, contractual or regulatory restriction that is applicable to Client or the Shares that would prohibit any sale pursuant to this Plan and (ii) any change to the Issuer’s policies that would prohibit sales of Shares hereunder;

15.                                 Client agrees to provide Broker with prior or contemporaneous  notice of Client’s (i) entering into a binding contract with respect to the purchase or sale of Shares with another broker, dealer or financial institution (each, a “Financial Institution”), (ii) instructing another Financial Institution to purchase or sell Shares or (iii) adopting a plan for trading with respect to Shares other than this Plan; and

16.                                 Proceeds from each sale of Shares effected under this Plan will be delivered to the account of Client less any commission to be paid to Broker and any applicable SEC fee.

Compliance Procedures.

1.                                       So long as Client is subject to Rule 144, every sale of Shares by Broker pursuant to this Plan will be conducted in a manner that complies with the manner of sale requirements of Rule 144(f) under the Securities Act of 1933, as amended and will not exceed the limitations set forth in Rule 144(e)(1) or (2), as applicable.  Responsibility for filing Form(s) 144 with the Securities and Exchange Commission will rest with Broker, provided that Client has executed and delivered to Broker a sufficient number of signed Forms 144 and provided, further, that Client will inform Broker promptly in writing of any other Rule 144 sales of Issuer stock executed on his behalf, on behalf of any person who is deemed to be the same “person” as Client pursuant to Rule 144(a)(2), or on behalf of any other person with whom Client must aggregate sales of Issuer stock pursuant to Rule 144(e)(3).  In the event that only a single signed Form 144 remains in Broker’s possession, Broker will immediately notify Client, and Client will promptly provide additional signed Forms 144 as reasonably requested by Broker.  The first such Form 144 will be filed by Broker on the day on which Shares are first sold under this Plan and Broker agrees to file such initial Form 144 and all subsequent Forms 144 under this Plan on behalf of Client as required by applicable law (provided that Client has executed and delivered to Broker a sufficient number of signed Forms 144 as discussed above).  Each Form 144 will specify that the sale(s) are effected in accordance with a Rule 10b5-1 sales plan established on the date hereof as set forth in Exhibit B.

2.                                       Client will be responsible for preparing and filing any reports under Section 13(d), Section 13(g) and/or Section 16 of the Exchange Act with respect to sales of Shares pursuant to this Plan.  As soon as practicable (and on the same business day) after any sale of Shares is made, Broker will inform Client and the Issuer of the date and number of Shares sold, and the sales price for such Shares.

Plan Termination.  Broker and Client each agree that this Plan shall terminate on the earlier of (i) the death of the Client, (ii) the date that Client terminates this Plan in accordance with item 8 above, (iii)  the date that all Shares identified in Exhibit A have been sold, or (v) May 13, 2006 [for John J. Fisher] [January 1, 2008 for Robert J. and William S. Fisher].  This Plan shall also immediately terminate (or be suspended) upon notification to Broker by an authorized officer in Issuer’s Legal department.  This Plan shall be suspended or, at Broker’s option, terminated if Broker receives notice from the Client or the Issuer of  (A) a legal, contractual or regulatory restriction that is applicable to Client or the Shares that would prohibit any sale pursuant to this Plan or (B) any change to the Issuer’s policies that would prohibit sales of Shares hereunder.  No further sales shall be made under this Plan after its termination (or, in the case of a suspension, until an authorized officer in Issuer’s Legal department notifies Broker and Client that trading may resume under the Plan).

Client Release and Indemnification.  In consideration of entering into this Plan, Client agrees to fully and forever waive, release and discharge any and all claims, demands, or causes of action (including for related attorneys’ fees and court and litigation costs and expenses), whether known or unknown, against Issuer or its predecessors, successors, or past or present subsidiaries, officers, directors, agents, employees and assigns, with respect to any matter(s) that may arise under this Plan, including but not limited to any decision by the Issuer to suspend trading under this Plan or terminate this Plan, invasion of privacy, or any issues or errors with respect to the adoption, operation, execution of trades or termination of this Plan, that are not due to the gross negligence or willful misconduct or misfeasance of the Issuer (with all such matters collectively referred to as “Client Released Matters”), and Client further agrees to defend, indemnify and hold Issuer harmless from any liability that is not due to the gross negligence or willful misconduct or misfeasance of the Issuer that may arise from the Client Released Matters.

Broker Specific and Limited Release and Indemnification.  In consideration of entering into this Plan, Broker agrees to fully and forever waive, release and discharge any and all claims, demands, or causes of action (including for related attorneys’ fees and court and litigation costs and expenses), whether known or unknown, against Issuer or its predecessors, successors, or past or present subsidiaries, officers, directors, agents, employees and assigns (excluding however the Client), with respect to any matter(s) that may arise under this Plan to the extent that it is caused by Broker’s “Culpable Conduct,” which is defined as (i) Broker’s errors of omission or commission or (ii) Broker’s negligence or (iii) Broker’s misconduct or misfeasance or (iv) Broker’s failure to reasonably perform its obligations under this Plan (with all such matters collectively referred to as “Broker Released Matters”); excluding from the scope of such Broker Released Matters any matter, or any proportionate share of a matter, not caused by Broker’s Culpable Conduct.  Broker further agrees to defend, indemnify and hold Issuer harmless from any liability that may arise from the Broker Released Matters solely to the extent of any Broker’s Culpable Conduct.

Entire Agreement.  This Plan constitutes the entire agreement between the parties with respect to this Plan and supercedes any prior agreements or understandings with regard to the Plan.

Notice.  Broker and Client agree that any correspondence (or notices) between Client and Broker shall be in writing, with a copy of all such writings contemporaneously provided to Issuer, and such correspondence shall be deemed to have been duly received by the recipient as of the first business day following (a) transmission by a nationally recognized overnight delivery service or (b) transmission by electronic mail or (c) transmission by a confirmed facsimile transmission.  All such correspondence shall be addressed to each recipient at their respective locations specified below on the signature page.

Authorization.  Client and Broker authorize Issuer’s Legal department and other insider trading personnel to take any necessary steps to ensure that this Plan complies with Issuer’s Rule 10b5-1 policy.  This Plan supersedes any prior Rule 10b5-1 trading plans and shall be governed by and construed in accordance with the laws of the State of New York.

Name

Date: May 13, 2005
Fax:
Address:

Email:
with copy to:

Agreed to on

May 13, 2005	BROKER

By:
Name:
Title:

Address for Notices:

Email:

with copy to

Acknowledged on May , 2005

THE GAP, INC.

By:

Name:

Title: